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ATEL
Financial Services, LLC



                                  June 3, 2008



BY EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

        Re: ATEL Capital Equipment Fund IX, LLC (the "Company") Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the period ended March 31, 2008
                SEC File No. 0-50210

        The Company, in connection with the Staff's review of the above referenced filing and its responses to Staff comments, hereby acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                        ATEL CAPITAL EQUIPMENT FUND IX, LLC

                        By:     ATEL Financial Services, LLC
                                a California limited liability company,
                                Manager

                                By:     ATEL Leasing Corporation, Manager

                                        By:  /s/ PARITOSH K. CHOKSI
                                             ------------------------------
                                             Paritosh K. Choksi,
                                             Chief Operating Officer and
                                             Chief Financial Officer


           600 California Street, 6th Floor, San Francisco, CA 94108
            Main 415.989.8800  Facsimile 415.989.3796  www.atel.com